April 22, 2011

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Re:           WNC Housing Tax Credit Fund V, L.P., Series 4 (the “Partnership”)

Dear Limited Partner:

As you may be aware, the Partnership owned a limited partnership interest in The North Central Limited Partnership, a New York limited partnership (“The North Central”). At the request of the local general partner of The North Central, the Partnership consented to the sale of the apartment complex owned by The North Central, and the apartment complex was sold by The North Central during the current calendar year. Sale distributions to the Partnership in accordance with The North Central limited partnership agreement have been and will be used to pay Partnership expenses.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 122% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests in The North Central will result in gross taxable income to Limited Partners. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

Please feel free to contact us if you have questions or concerns.

Sincerely,
WNC & Associates, Inc.,
General Partner